Exhibit 99.3

Cameco Corporation

2023 condensed consolidated interim financial statements

(unaudited)

October 30, 2023

Cameco Corporation

Consolidated statements of earnings

(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands, except per share amounts)		Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Revenue from products and services	11	$575,079	$388,659	$1,744,041	$1,344,274
Cost of products and services sold		367,302	315,937	1,140,886	1,026,997
Depreciation and amortization		55,987	47,574	174,212	149,372

Cost of sales	19	423,289	363,511	1,315,098	1,176,369

Gross profit		151,790	25,148	428,943	167,905
Administration		65,510	61,141	186,569	142,768
Exploration		4,106	3,246	14,262	8,168
Research and development		7,850	3,130	17,189	9,296
Other operating income	9	(61,304)	(24,643)	(54,962)	(65,283)
Loss (gain) on disposal of assets		92	(448)	368	(660)

Earnings (loss) from operations		135,536	(17,278)	265,517	73,616
Finance costs	12	(22,960)	(23,277)	(69,302)	(62,376)
Loss on derivatives	18	(47,092)	(73,114)	(16,093)	(91,402)
Finance income		33,986	9,457	92,625	15,886
Share of earnings from equity-accounted investee	7	35,466	8,685	99,728	78,213
Other income	13	53,694	50,876	8,073	90,791

Earnings (loss) before income taxes		188,630	(44,651)	380,548	104,728
Income tax expense (recovery)	14	40,563	(25,117)	99,825	41

Net earnings (loss)		148,067	(19,534)	280,723	104,687

Net earnings (loss) attributable to:
Equity holders		$148,080	$(19,530)	$280,741	$104,799
Non-controlling interest		(13)	(4)	(18)	(112)

Net earnings (loss)		$148,067	$(19,534)	$280,723	$104,687

Earnings (loss) per common share attributable to equity holders:
Basic	15	$0.34	$(0.05)	$0.65	$0.26

Diluted	15	$0.34	$(0.05)	$0.65	$0.26

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Nine months ended
($Cdn thousands)	Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Net earnings (loss)	$148,067	$(19,534)	$280,723	$104,687
Other comprehensive loss, net of taxes
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations	(21,279)	(32,473)	(25,180)	(66,697)

Other comprehensive loss, net of taxes	(21,279)	(32,473)	(25,180)	(66,697)

Total comprehensive income (loss)	$126,788	$(52,007)	255,543	37,990

Other comprehensive income (loss) attributable to:
Equity holders	$(21,279)	$(32,474)	$(25,180)	$(66,700)
Non-controlling interest	—	1	—	3

Other comprehensive loss	$(21,279)	$(32,473)	$(25,180)	$(66,697)

Total comprehensive income (loss) attributable to:
Equity holders	$126,801	$(52,004)	$255,561	$38,099
Non-controlling interest	(13)	(3)	(18)	(109)

Total comprehensive income (loss)	$126,788	$(52,007)	$255,543	$37,990

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)	Note	As at
($Cdn thousands)		Sep 30/23	Dec 31/22
Assets
Current assets
Cash and cash equivalents		$2,667,715	$1,143,674
Short-term investments		—	1,138,174
Accounts receivable		297,683	183,944
Current tax assets		2,760	1,056
Inventories	5	508,678	664,698
Supplies and prepaid expenses		200,457	157,910
Current portion of long-term receivables, investments and other	6	1,685	32,180

Total current assets		3,678,978	3,321,636

Property, plant and equipment		3,322,377	3,473,490
Intangible assets		44,397	47,117
Long-term receivables, investments and other	6	570,244	595,507
Investment in equity-accounted investee	7	194,785	210,972
Deferred tax assets		909,429	984,071

Total non-current assets		5,041,232	5,311,157

Total assets		$8,720,210	$8,632,793

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		261,805	374,714
Current tax liabilities		17,727	6,498
Current portion of long-term debt		499,717	—
Current portion of other liabilities	8	130,745	131,324
Current portion of provisions	9	46,376	48,305

Total current liabilities		956,370	560,841

Long-term debt		497,865	997,000
Other liabilities	8	249,015	216,162
Provisions	9	906,063	1,022,725

Total non-current liabilities		1,652,943	2,235,887

Shareholders’ equity
Share capital	10	2,908,411	2,880,336
Contributed surplus		215,874	224,687
Retained earnings		2,977,123	2,696,379
Other components of equity		9,472	34,652

Total shareholders’ equity attributable to equity holders		6,110,880	5,836,054
Non-controlling interest		17	11

Total shareholders’ equity		6,110,897	5,836,065

Total liabilities and shareholders’ equity		$8,720,210	$8,632,793

Commitments and contingencies [notes 9, 14, 21]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2023	$2,880,336	$224,687	$2,696,379	$35,400	$(748)	$5,836,054	$11	$5,836,065
Net earnings (loss)	—	—	280,741	—	—	280,741	(18)	280,723
Other comprehensive loss	—	—	—	(25,180)	—	(25,180)	—	(25,180)

Total comprehensive income (loss) for the period	—	—	280,741	(25,180)	—	255,561	(18)	255,543

Share-based compensation	—	2,710	—	—	—	2,710	—	2,710
Stock options exercised	28,075	(5,114)	—	—	—	22,961	—	22,961
Restricted share units released	—	(6,409)	—	—	—	(6,409)	—	(6,409)
Dividends	—	—	3	—	—	3	—	3
Transactions with owners - contributed equity	—	—	—	—	—	—	24	24

Balance at September 30, 2023	$2,908,411	$215,874	$2,977,123	$10,220	$(748)	$6,110,880	$17	$6,110,897

Balance at January 1, 2022	$1,903,357	$230,039	$2,639,650	$73,543	$(748)	$4,845,841	$127	$4,845,968
Net earnings (loss)	—	—	104,799	—	—	104,799	(112)	104,687
Other comprehensive income (loss)	—	—	—	(66,700)	—	(66,700)	3	(66,697)

Total comprehensive income (loss) for the period	—	—	104,799	(66,700)	—	38,099	(109)	37,990

Share-based compensation	—	2,425	—	—	—	2,425	—	2,425
Stock options exercised	11,664	(2,389)	—	—	—	9,275	—	9,275
Restricted share units released	—	(6,201)	—	—	—	(6,201)	—	(6,201)
Dividends	—	—	3	—	—	3	—	3

Balance at September 30, 2022	$1,915,021	$223,874	$2,744,452	$6,843	$(748)	$4,889,442	$18	$4,889,460

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands)		Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Operating activities
Net earnings (loss)		$148,067	$(19,534)	$280,723	$104,687
Adjustments for:
Depreciation and amortization		55,987	47,574	174,212	149,372
Deferred charges		9,220	30,038	(11,992)	49,261
Unrealized loss on derivatives		43,007	76,177	2,124	101,599
Share-based compensation	17	949	846	2,710	2,425
Loss (gain) on disposal of assets		92	(448)	368	(660)
Finance costs	12	22,960	23,277	69,302	62,376
Finance income		(33,986)	(9,457)	(92,625)	(15,886)
Share of earnings in equity-accounted investee		(35,466)	(8,685)	(99,728)	(78,213)
Other operating income	9	(61,304)	(24,643)	(54,962)	(65,283)
Other expense (income)	13	(53,694)	(50,876)	(8,073)	(90,791)
Income tax expense (recovery)	14	40,563	(25,117)	99,825	41
Interest received		33,986	7,366	94,752	13,386
Income taxes received (paid)		(1,155)	123	70,450	(235)
Dividends from equity-accounted investee		—	—	113,642	104,943
Other operating items	16	15,561	(93,235)	(153,871)	(109,872)

Net cash provided by (used in) operations		184,787	(46,594)	486,857	227,150

Investing activities
Additions to property, plant and equipment		(43,142)	(43,233)	(110,037)	(109,304)
Acquisitions [note 4]		—	—	—	(101,669)
Decrease (increase) in short-term investments		19,507	(40,097)	1,136,687	(317,096)
Decrease (increase) in long-term receivables, investments and other		—	—	1,000	(2,000)
Proceeds from sale of property, plant and equipment		—	448	36	726

Net cash provided by (used in) investing		(23,635)	(82,882)	1,027,686	(529,343)

Financing activities
Interest paid		(1,465)	(430)	(21,263)	(19,802)
Lease principal payments		(721)	(931)	(1,625)	(2,096)
Proceeds from issuance of shares, stock option plan		8,912	79	22,961	9,275
Dividends returned		—	—	4	5

Net cash provided by (used in) financing		6,726	(1,282)	77	(12,618)

Increase (decrease) in cash and cash equivalents, during the period		167,878	(130,758)	1,514,620	(314,811)
Exchange rate changes on foreign currency cash balances		45,877	8,458	9,421	9,472
Cash and cash equivalents, beginning of period		2,453,960	1,064,408	1,143,674	1,247,447

Cash and cash equivalents, end of period		$2,667,715	$942,108	$2,667,715	$942,108

Cash and cash equivalents is comprised of:
Cash				969,052	697,410
Cash equivalents				1,698,663	244,698

Cash and cash equivalents				$2,667,715	$942,108

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended September 30, 2023 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has mines in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 7).

Cameco has two operating mines, Cigar Lake and McArthur River. Operations at McArthur River/Key Lake, which had been suspended in 2018, resumed in November of 2022. The Rabbit Lake operation was placed in care and maintenance in 2016. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 19 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2022.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on October 30, 2023.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2022.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2022, consolidated financial statements.

3.	Accounting standards

A.	Changes in accounting policy

A number of amendments to existing standards became effective January 1, 2023, but they did not have an effect on the Company’s financial statements.

i.	Income taxes

In May 2023, the International Accounting Standards Board issued International Tax Reform – Pillar Two Model Rules, which amended IAS 12, Income Taxes (IAS 12). The amendments are effective for annual periods beginning on or after January 1, 2023. The amendments apply to income taxes arising from changes to tax law enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. Cameco applied the temporary mandatory exception from deferred tax accounting for the top-up tax related to Pillar Two income taxes. The extent of the impact of the amendments have not yet been determined, however we do expect to include additional disclosures arising from this amendment in our consolidated annual financial statements for the year ended December 31, 2023.

B.	New standards and interpretations not yet adopted

A number of amendments to existing standards are not yet effective for the period ended September 30, 2023, and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the amendments and does not expect them to have a material impact on its financial statements.

4.	Acquisition of additional interest in Cigar Lake Joint Venture (CLJV)

On May 19, 2022, Cameco and Orano Canada Inc. (Orano) completed the acquisition of Idemitsu Canada Resources Ltd.’s (Idemitsu) 7.875% participating interest in the CLJV by acquiring their pro rata shares through an asset purchase. Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan is now 54.547% (previously 50.025%). The primary reason for the business combination was to increase our ownership interest.

Cash consideration of $101,681,000 was paid for the additional 4.522% interest. While Cameco received the economic benefit of owning the additional interest as of January 1, 2022, the additional interest was proportionately consolidated with the results of Cameco commencing on May 19, 2022.

CLJV allocates uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by joint operations are included in the cost of inventory. As such, there is no revenue or profit or loss of the acquiree included in the consolidated statements of earnings. If the acquisition had occurred at the beginning of 2022, Cameco’s share of production would have included an additional 296,000 pounds. The impact to the financial statements would not have been material.

Acquisition costs of $1,508,000 were included in administration expense in the consolidated statements of earnings for the nine-month period ended September 30, 2022.

Included in the identifiable assets and liabilities acquired at the date of acquisition are inputs, production processes and outputs. Therefore, Cameco has determined that together the acquired set is a business. In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Property, plant and equipment	$97,930
Deferred tax asset	28,196
Inventory	9,909
Working capital	(24)
Reclamation provision	(2,528)
Sales contracts	(9,000)

Net assets acquired	$124,483

Cash paid	101,681

Bargain purchase gain [note 13](a)	$22,802

(a)

The bargain purchase gain resulted from applying the measurement requirements under IFRS 3, Business Combinations. This standard requires the measurement of tax attributes that were acquired as part of the transaction be in accordance with IAS 12, Income Taxes, rather than at fair value. The measured amount of these attributes exceeded the amount paid for them and the resulting gain is included in other income (expense) in the consolidated statement of earnings.

5.	Inventories

	Sep 30/23	Dec 31/22
Uranium
Concentrate	$342,699	$537,426
Broken ore	50,135	46,703

	392,834	584,129
Fuel services	115,419	80,144
Other	425	425

Total	$508,678	$664,698

Cameco expensed $374,819,000 of inventory as cost of sales during the third quarter of 2023 (2022 - $282,667,000). For the nine months ended September 30, 2023, Cameco expensed $1,170,997,000 of inventory as cost of sales (2022 - $953,438,000).

6.	Long-term receivables, investments and other

	Sep 30/23	Dec 31/22
Deferred charges	$—	$29,585
Derivatives [note 18]	1,087	2,807
Investment tax credits	95,940	95,812
Amounts receivable related to tax dispute [note 14](a)	209,125	295,221
Product loan(b)	263,637	200,998
Other	2,140	3,264

	571,929	627,687
Less current portion	(1,685)	(32,180)

Net	$570,244	$595,507

(a)

Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $209,125,000 already paid as at September 30, 2023 (December 31, 2022 - $295,221,000). $86,097,000 was received during the year (see note 14).

(b)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano was obligated to repay the Company in kind with uranium concentrate no later than December 31, 2023. During the first quarter of 2022, the repayment terms were extended to December 31, 2028. As at September 30, 2023, 3,000,000 pounds have been repaid on this loan.

Cameco also agreed to lend to Orano up to 1,148,200 kgU of conversion supply and up to an additional 1,200,000 pounds of uranium concentrate over the period 2022 to 2024. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 drawn by December 31, 2035.

As at September 30, 2023, 3,300,000 pounds of U3O8 (December 31, 2022 - 3,571,001 pounds) and 1,148,200 kgU of UF6 conversion supply (December 31, 2022 - 700,000 kgU) were drawn on the loans and are recorded at Cameco’s weighted average cost of inventory.

7.	Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 20). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Sep 30/23	Dec 31/22
Cash and cash equivalents	$13,946	$14,950
Other current assets	274,615	373,868
Non-current assets	335,192	334,954
Current liabilities	(27,553)	(34,606)
Non-current liabilities	(35,805)	(37,644)

Net assets	$560,395	$651,522

	Three months ended		Nine months ended
	Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Revenue from products and services	$79,319	$29,102	$280,819	$178,264
Cost of products and services sold	(12,531)	(5,242)	(48,725)	(28,266)
Depreciation and amortization	(4,448)	(1,382)	(16,219)	(7,736)
Finance income	423	413	991	1,003
Finance costs	(233)	(234)	(804)	(2,378)
Other expense	(1,853)	(2,383)	(16,496)	(7,339)
Income tax expense	(11,565)	(4,126)	(39,566)	(29,172)

Net earnings from continuing operations	$49,112	$16,148	$160,000	$104,376
Other comprehensive income	—	—	—	—

Total comprehensive income	$49,112	$16,148	$160,000	$104,376

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Sep 30/23	Dec 31/22
Opening net assets	$651,522	$571,542
Total comprehensive income(a)	160,000	278,659
Dividends declared	(238,086)	(195,865)
Impact of foreign exchange	(13,041)	(2,814)

Closing net assets	560,395	651,522
Cameco’s share of net assets	224,158	260,609
Consolidating adjustments(b)	(45,244)	(82,275)
Fair value increment(c)	82,371	83,675
Dividends declared but not received	5,952	—
Dividends in excess of ownership percentage(d)	(74,843)	(48,641)
Impact of foreign exchange	2,391	(2,396)

Carrying amount in the statement of financial position at September 30, 2023	$194,785	$210,972

(a)

Cameco’s share of earnings from equity-accounted investee as reported on the statement of earnings does not equal its share of JV Inkai’s total comprehensive income. Cameco’s share of earnings also includes consolidating adjustments and amortization of the fair value increment.

(b)

Cameco records certain consolidating adjustments to eliminate unrealized profit, recognize deferred profit and amortize historical differences in accounting policies. The historical differences are amortized to earnings over units of production.

(c)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(d)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

8.	Other liabilities

	Sep 30/23	Dec 31/22
Deferred sales	$54,853	$66,845
Derivatives [note 18]	58,746	58,342
Accrued pension and post-retirement benefit liability	68,785	66,180
Lease obligation [note 18]	8,488	9,287
Product loans(a)	122,098	78,094
Sales contracts [note 4]	6,314	9,000
Other	60,476	59,738

	379,760	347,486
Less current portion	(130,745)	(131,324)

Net	$249,015	$216,162

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2,200,000 kgU of UF6 conversion services and 4,026,000 pounds of U3O8 by September 30, 2026 with repayment in kind up to December 31, 2026. Under the facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.0%. At September 30, 2023, we have 1,787,000 kgU of UF6 conversion services (December 31, 2022 - 1,529,000 kgU) drawn on the loans with repayment due by December 31 of the following years:

	2023	2024	2025	2026	Total
kgU of UF6	348,000	—	528,000	911,000	1,787,000

We also have 2,067,000 pounds of U3O8 (December 31, 2022 - 1,393,000 pounds) drawn with repayment due no later than December 31 of the following years:

	2023	2024	2025	2026	Total
lbs of U3O8	1,194,000	—	630,000	243,000	2,067,000

The loans are recorded at Cameco’s weighted average cost of inventory.

9.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,061,096	$9,934	$1,071,030
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(64,722)	—	(64,722)
Recognized in earnings	(54,962)	3,378	(51,584)
Provisions used during the period	(28,275)	(1,487)	(29,762)
Unwinding of discount	26,225	244	26,469
Impact of foreign exchange	1,008	—	1,008

End of period	$940,370	$12,069	$952,439

Current	43,149	3,227	46,376
Non-current	897,221	8,842	906,063

	$940,370	$12,069	$952,439

10.	Share capital

At September 30, 2023, there were 433,865,437 common shares outstanding. Options in respect of 1,706,604 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended September 30, 2023, there were 557,200 options that were exercised resulting in the issuance of shares (2022 - 5,500). For the nine months ended September 30, 2023, there were 1,346,967 options exercised that resulted in the issuance of shares (2022 - 383,072).

11. Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 19):

For the three months ended September 30, 2023

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$155,819	$51,527	$180	$207,526
Europe	198,214	26,576	—	224,790
Asia	135,348	7,415	—	142,763

	$489,381	$85,518	$180	$575,079

Contract type
Fixed-price	$179,936	$76,195	$180	$256,311
Market-related	309,445	9,323	—	318,768

	$489,381	$85,518	$180	$575,079

For the three months ended September 30, 2022

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$162,569	$63,348	$—	$225,917
Europe	80,813	9,566	—	90,379
Asia	69,881	2,482	—	72,363

	$313,263	$75,396	$—	$388,659

Contract type
Fixed-price	$86,811	$73,659	$—	$160,470
Market-related	226,452	1,737	—	228,189

	$313,263	$75,396	$—	$388,659

For the nine months ended September 30, 2023

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$589,220	$204,567	$629	$794,416
Europe	453,250	72,141	—	525,391
Asia	409,567	14,667	—	424,234

	$1,452,037	$291,375	$629	$1,744,041

Contract type
Fixed-price	$487,801	$280,107	$629	$768,537
Market-related	964,236	11,268	—	975,504

	$1,452,037	$291,375	$629	$1,744,041

For the nine months ended September 30, 2022

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$578,005	$202,123	$8,654	$788,782
Europe	215,171	32,636	2,769	250,576
Asia	289,685	15,231	—	304,916

	$1,082,861	$249,990	$11,423	$1,344,274

Contract type
Fixed-price	$374,869	$246,531	$11,423	$632,823
Market-related	707,992	3,459	—	711,451

	$1,082,861	$249,990	$11,423	$1,344,274

12.	Finance costs

	Three months ended		Nine months ended
	Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Interest on long-term debt	$10,397	$10,045	$31,254	$29,787
Unwinding of discount on provisions	8,862	8,617	26,469	20,289
Other charges	3,701	4,615	11,579	12,300

Total	$22,960	$23,277	$69,302	$62,376

13.	Other income (expense)

	Three months ended		Nine months ended
	Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Bargain purchase gain [note 4]	—	—	—	22,802
Foreign exchange gains	53,694	50,874	7,528	67,987
Other	—	2	545	2

Total	$53,694	$50,876	$8,073	$90,791

14.	Income taxes

	Three months ended		Nine months ended
	Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Earnings (loss) before income taxes
Canada	$161,802	$(86,676)	$373,253	$79,062
Foreign	26,828	42,025	7,295	25,666

	$188,630	$(44,651)	$380,548	$104,728

Current income taxes
Canada	$2,899	$506	$18,236	$3,830
Foreign	2,719	1,331	6,947	6,276

	$5,618	$1,837	$25,183	$10,106
Deferred income taxes (recovery)
Canada	$35,201	$(27,531)	$74,358	$(9,211)
Foreign	(256)	577	284	(854)

	$34,945	$(26,954)	$74,642	$(10,065)

Income tax expense (recovery)	$40,563	$(25,117)	$99,825	$41

Cameco has recorded $909,429,000 of deferred tax assets (December 31, 2022 - $984,071,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Due to a revised CRA reassessment position for certain years, CRA has released approximately $86,000,000 of cash held on account (see note 6).

As CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco is utilizing its appeal rights under Canadian federal and provincial tax rules.

15.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2023 was 433,180,572 (2022 - 398,389,298).

	Three months ended		Nine months ended
	Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$148,080	$(19,530)	$280,741	$104,799
Weighted average common shares outstanding	433,587	398,439	433,181	398,389

Basic earnings (loss) per common share	$0.34	$(0.05)	$0.65	$0.26

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$148,080	$(19,530)	$280,741	$104,799
Weighted average common shares outstanding	433,587	398,439	433,181	398,389
Dilutive effect of stock options	1,547	—	1,860	1,639

Weighted average common shares outstanding, assuming dilution	435,134	398,439	435,041	400,028

Diluted earnings (loss) per common share	$0.34	$(0.05)	$0.65	$0.26

(a)	For the quarter ended September 30, 2022, 1,628 options were excluded from the diluted weighted average number of common shares because their inclusion would have been anti-dilutive.

16.	Statements of cash flows

	Three months ended		Nine months ended
	Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Changes in non-cash working capital:
Accounts receivable	$(45,386)	$(48,040)	$(116,794)	$74,900
Inventories	100,628	(58,951)	171,798	(67,827)
Supplies and prepaid expenses	(15,928)	(10,538)	(42,529)	(23,494)
Accounts payable and accrued liabilities	(15,864)	12,678	(133,434)	(86,526)
Reclamation payments	(10,235)	(6,998)	(29,762)	(20,437)
Other	2,346	18,614	(3,150)	13,512

Other operating items	$15,561	$(93,235)	$(153,871)	$(109,872)

17.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 31,885,744 shares have been issued. As of September 30, 2023, the total number of stock options held by the participants was 1,706,604 (December 31, 2022 - 3,053,571).

B.	Executive performance share unit (PSU)

During the quarter, the Company granted 232,160 PSUs. The weighted average fair value per unit at the date of issue was $37.30. As of September 30, 2023, the total number of PSUs held by the participants was 828,674 (December 31, 2022 - 1,255,255).

C.	Restricted share unit (RSU)

During the quarter, the Company granted 292,553 RSUs. The weighted average fair value per unit at the date of issue was $37.30. As of September 30, 2023, the total number of RSUs held by the participants was 816,505 (December 31, 2022 - 1,131,493).

D.	Deferred share unit (DSU)

As of September 30, 2023, the total number of DSUs held by participating directors was 559,776 (December 31, 2022 - 547,304).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Restricted share unit plan	$949	$846	$2,710	$2,380
Stock option plan	—	—	—	45

	949	846	2,710	2,425
Employee share ownership plan(a)	1,005	827	3,052	2,538

Total	$1,954	$1,673	$5,762	$4,963

(a)	The total number of shares purchased in 2023 with Company contributions was 77,233 (2022 - 56,196).

Cash-settled plans

During the period, the Company recognized the following expenses (income) under these plans:

	Three months ended		Nine months ended
	Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Performance share unit plan	$6,577	$9,845	$17,821	$15,685
Deferred share unit plan	6,900	5,119	12,846	5,194
Restricted share unit plan	5,840	6,791	15,243	10,113
Phantom stock option plan	787	852	1,776	1,190
Phantom restricted share unit plan	298	137	606	229

	$20,402	$22,744	$48,292	$32,411

Expenses related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

18.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At September 30, 2023

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents(a)	$—	$2,667,715	$2,667,715
Accounts receivable	—	297,683	297,683
Derivative assets [note 6]
Foreign currency contracts	1,087	—	1,087

	1,087	2,965,398	2,966,485

Financial liabilities
Accounts payable and accrued liabilities	—	261,805	261,805
Lease obligation [note 8]	—	8,488	8,488
Current portion of long-term debt	—	499,717	499,717
Derivative liabilities [note 8]
Foreign currency contracts	48,949	—	48,949
Interest rate contracts	9,797	—	9,797
Long-term debt	—	497,865	497,865

	58,746	1,267,875	1,326,621

Net	(57,659)	1,697,523	1,639,864

At December 31, 2022

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$1,143,674	$1,143,674
Short-term investments	—	1,138,174	1,138,174
Accounts receivable	—	183,944	183,944
Derivative assets [note 6]
Foreign currency contracts	2,807	—	2,807

	$2,807	$2,465,792	$2,468,599

Financial liabilities
Accounts payable and accrued liabilities	$—	$374,714	$374,714
Lease obligation [note 8]	—	9,287	9,287
Derivative liabilities [note 8]
Foreign currency contracts	51,058	—	51,058
Interest rate contracts	7,284	—	7,284
Long-term debt	—	997,000	997,000

	58,342	1,381,001	1,439,343

Net	$(55,535)	$1,084,791	$1,029,256

(a) Cameco has pledged $248,372,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account had a term of five years effective July 1, 2018 and is in the process of being extended. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and level 2 fair values of Cameco’s financial instruments that are measured at fair value:

As at September 30, 2023

	Carrying value	Fair Value
Derivative assets [note 6]
Foreign currency contracts	$1,087	$1,087
Current portion of long-term debt	(499,717)	(500,000)
Derivative liabilities [note 8]
Foreign currency contracts	(48,949)	(48,949)
Interest rate contracts	(9,797)	(9,797)
Long-term debt	(497,865)	(505,426)

Net	$(1,055,241)	$(1,063,085)

As at December 31, 2022

	Carrying value	Fair Value
Derivative assets [note 6]
Foreign currency contracts	$2,807	$2,807
Derivative liabilities [note 8]
Foreign currency contracts	(51,058)	(51,058)
Interest rate contracts	(7,284)	(7,284)
Long-term debt	(997,000)	(1,014,010)

Net	$(1,052,535)	$(1,069,545)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments and long-term debt at fair value. Derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 4.0% to 5.1% (2022 - 3.3% to 4.2%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Sep 30/23	Dec 31/22
Non-hedge derivatives:
Foreign currency contracts	$(47,862)	$(48,251)
Interest rate contracts	(9,797)	(7,284)

Net	$(57,659)	$(55,535)

Classification:
Current portion of long-term receivables, investments and other [note 6]	$643	$1,331
Long-term receivables, investments and other [note 6]	444	1,476
Current portion of other liabilities [note 8]	(29,211)	(25,913)
Other liabilities [note 8]	(29,535)	(32,429)

Net	$(57,659)	$(55,535)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Nine months ended
	Sep 30/23	Sep 30/22	Sep 30/23	Sep 30/22
Non-hedge derivatives:
Foreign currency contracts	$(45,329)	$(72,369)	$(12,355)	$(85,224)
Interest rate contracts	(1,763)	(745)	(3,738)	(6,178)

Net	$(47,092)	$(73,114)	$(16,093)	$(91,402)

19. Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions as well as operational readiness costs for our operations that are resuming operations. Operational readiness costs include costs to complete critical projects, perform maintenance readiness checks, and recruit and train sufficient mine and mill personnel before beginning operations. Cameco expensed $12,887,000 of care and maintenance costs during the third quarter of 2023 (2022 - $63,676,000 of care and maintenance and operational readiness costs). For the nine months ended September 30, 2023, Cameco expensed $38,580,000 (2022 - $175,408,000 of care and maintenance costs).

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended September 30, 2023

	Uranium	Fuel services	Other	Total
Revenue	$489,381	$85,518	$180	$575,079
Expenses
Cost of products and services sold	304,551	62,751	—	367,302
Depreciation and amortization	46,012	8,040	1,935	55,987

Cost of sales	350,563	70,791	1,935	423,289

Gross profit (loss)	138,818	14,727	(1,755)	151,790
Administration	—	—	65,510	65,510
Exploration	4,106	—	—	4,106
Research and development	—	—	7,850	7,850
Other operating income	(48,381)	(12,923)	—	(61,304)
Loss on disposal of assets	41	51	—	92
Finance costs	—	—	22,960	22,960
Loss on derivatives	—	—	47,092	47,092
Finance income	—	—	(33,986)	(33,986)
Share of earnings from equity-accounted investee	(35,466)	—	—	(35,466)
Other income	—	—	(53,694)	(53,694)

Earnings (loss) before income taxes	218,518	27,599	(57,487)	188,630
Income tax expense				40,563

Net earnings				$148,067

For the three months ended September 30, 2022

	Uranium	Fuel services	Other	Total
Revenue	$313,263	$75,396	$—	$388,659
Expenses
Cost of products and services sold	257,674	58,284	(21)	315,937
Depreciation and amortization	36,859	8,089	2,626	47,574

Cost of sales	294,533	66,373	2,605	363,511

Gross profit (loss)	18,730	9,023	(2,605)	25,148
Administration	—	—	61,141	61,141
Exploration	3,246	—	—	3,246
Research and development	—	—	3,130	3,130
Other operating expense (income)	(24,848)	205	—	(24,643)
Gain on disposal of assets	(448)	—	—	(448)
Finance costs	—	—	23,277	23,277
Loss on derivatives	—	—	73,114	73,114
Finance income	—	—	(9,457)	(9,457)
Share of earnings from equity-accounted investee	(8,685)	—	—	(8,685)
Other income	—	—	(50,876)	(50,876)

Earnings (loss) before income taxes	49,465	8,818	(102,934)	(44,651)
Income tax recovery				(25,117)

Net loss				$(19,534)

For the nine months ended September 30, 2023

	Uranium	Fuel services	Other	Total
Revenue	$1,452,037	$291,375	$629	$1,744,041
Expenses
Cost of products and services sold	959,060	182,551	(725)	1,140,886
Depreciation and amortization	143,857	24,357	5,998	174,212

Cost of sales	1,102,917	206,908	5,273	1,315,098

Gross profit (loss)	349,120	84,467	(4,644)	428,943
Administration	—	—	186,569	186,569
Exploration	14,262	—	—	14,262
Research and development	—	—	17,189	17,189
Other operating income	(41,602)	(13,360)	—	(54,962)
Loss on disposal of assets	5	363	—	368
Finance costs	—	—	69,302	69,302
Loss on derivatives	—	—	16,093	16,093
Finance income	—	—	(92,625)	(92,625)
Share of earnings from equity-accounted investee	(99,728)	—	—	(99,728)
Other income	(545)	—	(7,528)	(8,073)

Earnings (loss) before income taxes	476,728	97,464	(193,644)	380,548
Income tax expense				99,825

Net earnings				$280,723

For the nine months ended September 30, 2022

	Uranium	Fuel services	Other	Total
Revenue	$1,082,861	$249,990	$11,423	$1,344,274
Expenses
Cost of products and services sold	868,469	150,374	8,154	1,026,997
Depreciation and amortization	117,641	24,028	7,703	149,372

Cost of sales	986,110	174,402	15,857	1,176,369

Gross profit (loss)	96,751	75,588	(4,434)	167,905
Administration	—	—	142,768	142,768
Exploration	8,168	—	—	8,168
Research and development	—	—	9,296	9,296
Other operating income	(62,262)	(3,021)	—	(65,283)
Gain on disposal of assets	(453)	(207)	—	(660)
Finance costs	—	—	62,376	62,376
Loss on derivatives	—	—	91,402	91,402
Finance income	—	—	(15,886)	(15,886)
Share of earnings from equity-accounted investee	(78,213)	—	—	(78,213)
Other income	(22,802)	—	(67,989)	(90,791)

Earnings (loss) before income taxes	252,313	78,816	(226,401)	104,728
Income tax expense				41

Net earnings				$104,687

20. Related parties

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended September 30, 2023, Cameco did not have any purchases (2022 - Cameco recorded physical weight adjustments of $4,827,000 ($3,736,000 (US)) related to the finalization of prior period deliveries). For the nine-month period ended September 30, 2023, purchases were $93,430,000 ($68,394,000 (US)) (2022 - $49,287,000 ($38,701,000 (US))).

For the quarters ended September 30, 2023 and 2022, Cameco did not receive any cash dividends from JV Inkai. For the nine months ended September 30, 2023, cash dividends received were $113,642,000 ($83,059,000 (US)) (2022 - $104,943,000 ($82,933,000 (US))).

21. Commitment

On October 11, 2022, Cameco announced that it had entered into a strategic partnership with Brookfield and it’s publicly listed affiliate Brookfield Renewable Partners (Brookfield) and its institutional partners to acquire Westinghouse Electric Company (Westinghouse), one of the world’s largest nuclear services businesses. Brookfield, with its institutional partners, will own a 51% interest in Westinghouse and Cameco will own 49%.

Cameco’s share of the purchase price will be funded with a combination of cash, debt and equity. In 2022, the Company secured a bridge loan facility of $280,000,000 (US) as well as $600,000,000 (US) in term loans. The bridge facility, if funded, will mature 364 days after the acquisition closing date and the term loans, which consist of two $300,000,000 (US) tranches, are expected to mature two and three years after the closing of the acquisition. In addition, Cameco issued 34,057,250 common shares pursuant to a public offering.

Transaction costs of $59,600,000 have been included in supplies and prepaid expenses in the consolidated statement of financial position as at September 30, 2023 (December 31, 2022 - $41,227,000). The closing of the acquisition is anticipated by the end of the year, subject to the remaining approvals and other closing conditions. Under the terms of the agreement, if the transaction does not close, Cameco is entitled to recover a portion of these costs.